.
                                                                               .
                                                                               .
                                                                               .
                                                                               .


Supplemental Material for Financial Results for FY2009 Third Quarter (Consolidated)
( U.S. GAAP )
-------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                    FY2008                                                      FY2009                                       FY2009
                  -------------------------------------------------             ---------------------------
                  ------------------------------
                       1Q         2Q       3Q     9 months     4Q     12 months    1Q        2Q        3Q     9 months      Forecast
                     (2007/     (2007/   (2007/    (2007/    (2008/    ('07/4-   (2008/    (2008/    (2008/    (2008/        ('08/4-
                       4-6)       7-9)    10-12)    4-12)      1-3)     '08/3)     4-6)      7-9)    10-12)     4-12)         '09/3)
-----------------------------------------------------------------------------------------------------------------------    ---------
Vehicle Production    2,090      2,004    2,201     6,295     2,252     8,547     2,137     1,952     1,751     5,840
(thousands of units)
  ---------------------------------------------------------------------------------------------------------------------
  (Japan)             1,239      1,190    1,358     3,788     1,373     5,160     1,252     1,198     1,088     3,539
  - including
  Daihatsu & Hino
    [Daihatsu]     [    194 ] [    182 ][   197 ][    572 ] [   212 ][    785 ] [   197 ][    190 ] [   193 ][    580 ]
    [Hino]         [     26 ] [     27 ][    28 ][     82 ] [    30 ][    111 ] [    28 ][     29 ] [    21 ][     78 ]
  ---------------------------------------------------------------------------------------------------------------------
  (Overseas)            851        814      843     2,507       879     3,387       885       754       663     2,301
  - including
  Daihatsu & Hino
    [Daihatsu]     [     17 ] [     17 ][    19 ][     53 ] [    27 ][     80 ] [    34 ][     36 ] [    29 ][     99 ]
    [Hino]         [      - ] [      - ][     - ][      - ] [     - ][      - ] [     - ][      - ] [     - ][      - ]
  ---------------------------------------------------------------------------------------------------------------------
     North America      340        306      300       946       322     1,268       326       237       208       771
  .....................................................................................................................
        Europe          184        157      183       524       187       711       168       126        99       393
  .....................................................................................................................
         Asia           220        237      241       697       263       961       263       259       250       771
  .....................................................................................................................
      Central and
     South America       38         41       40       119        31       150        40        44        37       121
  .....................................................................................................................
        Oceania          35         42       39       115        33       149        38        38        31       108
  .....................................................................................................................
        Africa           34         31       40       106        43       148        50        50        38       137
-----------------------------------------------------------------------------------------------------------------------    ---------
Vehicle Sales         2,162      2,139    2,281     6,583     2,331     8,913     2,186     2,064     1,838     6,089       7,320
(thousands of units)
  ---------------------------------------------------------------------------------------------------------------------    ---------
  (Japan)               500        506      541     1,547       641     2,188       512       504       465     1,481       1,940
  - including
  Daihatsu & Hino
    [Daihatsu]     [    140 ] [    128 ][   129 ][    397 ] [   174 ][    571 ] [   145 ][    142 ] [   140 ] [   427 ]    [  590 ]
    [Hino]         [      9 ] [     13 ][    11 ][     33 ] [    13 ][     46 ] [     9 ][     11 ] [     8 ] [    28 ]    [   30 ]
  ---------------------------------------------------------------------------------------------------------------------    ---------
  (Overseas)          1,662      1,633    1,740     5,036     1,690     6,725     1,674     1,560     1,373     4,608       5,380
  - including
  Daihatsu & Hino
    [Daihatsu]     [     52 ] [     52 ][    51 ][    155 ] [    59 ][    214 ] [    59 ][     57 ] [    45 ] [   161 ]    [  180 ]
    [Hino]         [     16 ] [     15 ][    17 ][     48 ] [    17 ][     65 ] [    19 ][     17 ] [    16 ] [    52 ]    [   70 ]
  ---------------------------------------------------------------------------------------------------------------------    ---------
     North America      762        735      756     2,253       705     2,958       729       629       521     1,879       2,070
  .....................................................................................................................    .........
        Europe          333        302      308       943       341     1,284       301       277       235       813       1,030
  .....................................................................................................................    .........
         Asia           222        230      241       694       263       956       262       247       222       732         890
  .....................................................................................................................    .........
      Central and
     South America       77         82       91       250        70       320        85        82        67       235         260
  .....................................................................................................................    .........
        Oceania          70         70       74       214        75       289        81        68        62       211         260
  .....................................................................................................................    .........
        Africa           77         75       85       237        77       314        77        81        79       236         280
  .....................................................................................................................    .........
       Middle East      120        136      183       439       158       597       137       174       185       495         590
  .....................................................................................................................    .........
         Other            1          3        2         6         1         7         2         2         2         7
-----------------------------------------------------------------------------------------------------------------------    ---------
Total Retail
Unit Sales            2,365      2,336    2,316     7,018     2,413     9,430     2,406     2,233     1,920     6,560
(thousands of units)
-----------------------------------------------------------------------------------------------------------------------    ---------
Housing Sales (units)   853      1,412    1,195     3,460     1,971     5,431       916     1,520     1,501     3,937       5,400
-----------------------------------------------------------------------------------------------------------------------    ---------

Supplemental Material for Financial Results for FY2009 Third Quarter (Consolidated)
( U.S. GAAP )
-------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                    FY2008                                                      FY2009                                       FY2009
                  -----------------------------------------------               -------------------------
                  -----------------------------
                       1Q         2Q       3Q     9 months     4Q     12 months    1Q        2Q        3Q     9 months      Forecast
                     (2007/     (2007/   (2007/    (2007/    (2008/    ('07/4-   (2008/    (2008/    (2008/    (2008/        ('08/4-
                       4-6)       7-9)    10-12)    4-12)      1-3)     '08/3)     4-6)      7-9)    10-12)     4-12)         '09/3)
-----------------------------------------------------------------------------------------------------------------------    ---------
Foreign Exchange Rates                                                                                                   as premise:
-----------------------------------------------------------------------------------------------------------------------
  Yen to US Dollar        121        118      113       117       105       114       105       108        96       103         100
  ---------------------------------------------------------------------------------------------------------------------    ---------
  Yen to Euro             163        162      164       163       158       162       163       162       127       151         143
-----------------------------------------------------------------------------------------------------------------------    ---------
Market Share (Japan)                                                                                                   approximately
  ---------------------------------------------------------------------------------------------------------------------
  Toyota
 (excluding              46.1       44.8     47.7      46.2      44.3      45.6      47.4      44.8      48.2      46.4          46%
  Mini-Vehicles)(%)
  ---------------------------------------------------------------------------------------------------------------------    ---------
  Toyota, Daihatsu and
  Hino (including        42.1                43.4      42.2                42.0      43.6                43.7      42.8
  Mini-Vehicles)(%)
-----------------------------------------------------------------------------------------------------------------------    ---------
Number of Employees              309,797                      316,121   316,121   323,650   324,537   322,045   322,045 (Note 1)
-----------------------------------------------------------------------------------------------------------------------    ---------
Net Revenues
(billions of yen)     6,522.6    6,489.6  6,709.9  19,722.1   6,567.1  26,289.2   6,215.1   5,975.3   4,802.8  16,993.2    21,000.0
-----------------------------------------------------------------------------------------------------------------------    ---------
  Geographic Information
  ---------------------------------------------------------------------------------------------------------------------
         Japan        3,662.9    3,653.9  3,984.8  11,301.6   4,014.2  15,315.8   3,660.8   3,546.5   3,014.1  10,221.4
  .....................................................................................................................
     North America    2,510.9    2,399.0  2,369.8   7,279.7   2,143.5   9,423.2   2,091.1   1,861.9   1,339.0   5,292.0
  .....................................................................................................................
         Europe       1,019.0    1,001.6    983.1   3,003.8     989.7   3,993.4     916.2     867.7     660.5   2,444.4
  .....................................................................................................................
          Asia          720.1      785.2    811.2   2,316.5     804.4   3,120.9     798.3     827.7     683.9   2,309.9
  .....................................................................................................................
          Other         559.7      569.2    641.2   1,770.1     524.0   2,294.1     628.7     592.7     381.5   1,602.9
  .....................................................................................................................
       Elimination   -1,950.0   -1,919.3 -2,080.2  -5,949.6  -1,908.7  -7,858.2  -1,880.0  -1,721.2  -1,276.2  -4,877.4
  ---------------------------------------------------------------------------------------------------------------------
  Business Segment
  ---------------------------------------------------------------------------------------------------------------------
        Automotive    6,014.3    5,925.3  6,180.4  18,120.1   6,057.3  24,177.3   5,720.9   5,439.8   4,311.1  15,471.8
  .....................................................................................................................
     Financial Services 378.6      406.7    391.7   1,177.0     321.3   1,498.3     363.1     374.6     346.6   1,084.3
  .....................................................................................................................
         All Other      293.0      321.0    333.6     947.6     399.3   1,346.9     288.2     314.2     294.3     896.7
  .....................................................................................................................
        Elimination    -163.3     -163.4   -195.8    -522.6    -210.8    -733.3    -157.1    -153.3    -149.2    -459.6
-----------------------------------------------------------------------------------------------------------------------    ---------
Operating Income
(billions of yen)       675.4      596.7    601.5   1,873.7     396.7   2,270.3     412.5     169.5    -360.6     221.5      -450.0

 (Operating Income
  Ratio) (%)         (   10.4%) (    9.2) (   9.0) (    9.5) (    6.0) (    8.6)  (   6.6) (    2.8)  (  -7.5)  (   1.3)    (  -2.1)
    -------------------------------------------------------------------------------------------------------------------    ---------
    Geographic Information
    -------------------------------------------------------------------------------------------------------------------
         Japan          396.6      376.7    389.4   1,162.7     277.6   1,440.3     217.1     104.6    -164.2     157.5
  .....................................................................................................................
     North America      160.2       93.9     63.6     317.7     -12.4     305.3      69.1     -34.9    -247.4    -213.2
  .....................................................................................................................
         Europe          38.5       29.8     34.0     102.4      39.2     141.5      20.3     -11.5     -43.4     -34.6
  .....................................................................................................................
          Asia           49.6       67.1     64.3     181.0      75.4     256.4      69.3      67.8      40.5     177.7
  .....................................................................................................................
          Other          38.6       33.1     49.9     121.7      22.3     143.9      44.5      34.6      33.5     112.7
  .....................................................................................................................
       Elimination       -8.1       -3.9      0.3     -11.8      -5.4     -17.1      -7.8       8.9      20.4      21.4
  ---------------------------------------------------------------------------------------------------------------------
  Business Segment
  ---------------------------------------------------------------------------------------------------------------------
        Automotive      622.1      559.5    567.8   1,749.5     422.5   2,171.9     332.3     133.6    -232.7     233.3
  .....................................................................................................................
     Financial Services  48.3       29.5     20.9      98.7     -12.2      86.5      79.1      28.1    -123.9     -16.6
  .....................................................................................................................
        All Other         4.1        6.0     11.8      21.9      11.1      33.0       2.9       8.9       0.0      11.8
  .....................................................................................................................
       Elimination        0.9        1.7      1.0       3.6     -24.7     -21.1      -1.8      -1.1      -4.0      -7.0
-----------------------------------------------------------------------------------------------------------------------    ---------
Income before income    739.0      623.2    652.7   2,014.9     422.3   2,437.2     453.0     183.4    -282.1     354.3      -500.0
taxes (billions of yen)
(Income before income
taxes Ratio) (%)     (   11.3)  (    9.6) (   9.7) (   10.2)  (   6.4) (    9.3)  (   7.3) (    3.1)  (  -5.9)  (   2.1)    (  -2.4)
-----------------------------------------------------------------------------------------------------------------------    ---------
Equity in Earnings
of Affiliated Companies  81.8       63.3     79.1     224.3      45.9     270.1      95.0      49.1       2.3     146.5
(billions of yen)
-----------------------------------------------------------------------------------------------------------------------    ---------
Net Income (billions
of yen)                 491.5      450.9    458.6   1,401.0     316.8   1,717.8     353.6     139.8    -164.7     328.8      -350.0

(Net Income Ratio)(%) (   7.5)  (    6.9) (   6.8) (    7.1)  (   4.8) (    6.5)  (   5.7) (    2.3)  (  -3.4)  (   1.9)    (  -1.7)
-----------------------------------------------------------------------------------------------------------------------    ---------
Shareholders Return
  ---------------------------------------------------------------------------------------------------------------------
  Cash Dividends          -        207.0      -       207.0     236.2     443.2       -       203.7       -       203.7 (Note 2)
  (billions of yen)
  ---------------------------------------------------------------------------------------------------------------------
    Cash Dividends        -           65      -          65        75       140       -          65       -          65
    Per share (yen)
    -------------------------------------------------------------------------------------------------------------------
    Payout Ratio (%)      -         22.0      -        22.0      30.6      25.9       -        41.4       -        41.4
  ---------------------------------------------------------------------------------------------------------------------
  Value of shares
  repurchased            62.9       36.5     92.0     191.4     125.6     317.0       -        69.9       -        69.9
  (billions of yen)
  ---------------------------------------------------------------------------------------------------------------------
  Number of shares
  canceled (thousands)    -          -        -         -     162,000   162,000       -         -         -         -
-----------------------------------------------------------------------------------------------------------------------
Number of Outstanding
Shares (thousands)             3,609,997                    3,447,997 3,447,997 3,447,997 3,447,997 3,447,997 3,447,997
-----------------------------------------------------------------------------------------------------------------------    ---------

Supplemental Material for Financial Results for FY2009 Third Quarter (Consolidated)
( U.S. GAAP )
-------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                    FY2008                                                      FY2009                                       FY2009
                  --------------------------------------------------            ----------------------------
                  -------------------------------
                       1Q         2Q       3Q     9 months     4Q     12 months      1Q        2Q        3Q    9 months    Forecast
                     (2007/     (2007/   (2007/    (2007/    (2008/    ('07/4-     (2008/    (2008/    (2008/    (2008/      ('08/4-
                       4-6)       7-9)    10-12)    4-12)      1-3)     '08/3)       4-6)      7-9)    10-12)     4-12)       '09/3)
-----------------------------------------------------------------------------------------------------------------------    ---------
-----------------------------------------------------------------------------------------------------------------------    ---------
R&D Expenses            229.0      217.3    246.8     693.1     265.7     958.8     234.2     243.5     215.4     693.1        920.0
(billions of yen)
-----------------------------------------------------------------------------------------------------------------------    ---------
Depreciation Expenses                                                                                                  (Note 3)
(billions of yen)       242.9      260.7    244.5     748.1     294.3   1,042.4     245.3     275.6     270.1     791.0      1,100.0
  ---------------------------------------------------------------------------------------------------------------------    ---------
  Geographic Information
  ---------------------------------------------------------------------------------------------------------------------    ---------
         Japan          144.8      156.3    145.2     446.3     166.8     613.1     147.6     172.9     183.4     503.9        690.0
     ..................................................................................................................    .........
     North America       44.3       46.1     44.3     134.7      68.8     203.5      44.2      46.9      40.3     131.4        210.0
     ..................................................................................................................    .........
         Europe          24.2       26.5     24.3      75.0      26.0     101.0      23.8      25.7      18.8      68.3        100.0
     ..................................................................................................................    .........
          Asia           19.8       20.7     20.2      60.7      20.5      81.2      19.0      19.4      19.9      58.3         60.0
     ..................................................................................................................    .........
          Other           9.8       11.1     10.5      31.4      12.2      43.6      10.7      10.7       7.7      29.1         40.0
-----------------------------------------------------------------------------------------------------------------------    ---------
Capital Expenditures                                                                                                   (Note 3)
(billions of yen)       254.0      371.6    360.7     986.3     493.9   1,480.2     268.4     357.1     301.9     927.4      1,400.0
  ---------------------------------------------------------------------------------------------------------------------    ---------
  Geographic Information
  ---------------------------------------------------------------------------------------------------------------------    ---------
         Japan          135.7      214.9    207.9     558.5     304.6     863.1     148.9     211.6     190.3     550.8        820.0
     ..................................................................................................................    .........
     North America       68.1       91.1     71.7     230.9     103.4     334.3      73.3      87.7      64.2     225.2        320.0
     ..................................................................................................................    .........
         Europe          15.6       26.1     41.1      82.8      33.1     115.9      20.3      30.2      31.1      81.6        140.0
     ..................................................................................................................    .........
          Asia           22.6       22.8     25.3      70.7      37.7     108.4      12.7      20.6      10.2      43.5         60.0
     ..................................................................................................................    .........
          Other          12.0       16.7     14.7      43.4      15.1      58.5      13.2       7.0       6.1      26.3         60.0
-----------------------------------------------------------------------------------------------------------------------    ---------
Total Liquid Assets
(billions of yen)                                                       4,215.4                                        (Note 4)
-----------------------------------------------------------------------------------------------------------------------
Free Cash Flow
(billions of yen)                                                         751.5                                        (Note 5)
-----------------------------------------------------------------------------------------------------------------------
Total Assets
(billions of yen)    34,184.7   33,890.6 34,499.7  34,499.7  32,458.3  32,458.3  34,185.5  32,898.6  29,591.0  29,591.0
-----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
(billions of yen)    12,285.2   12,381.2 12,497.3  12,497.3  11,869.5  11,869.5  12,253.0  11,927.0  10,803.2  10,803.2
-----------------------------------------------------------------------------------------------------------------------
Return on Equity (%)     16.3       14.6     14.7      15.4      10.4      14.5      11.7       4.6      -5.8       3.9
-----------------------------------------------------------------------------------------------------------------------
Return on Asset (%)       5.9        5.3      5.4       5.6       3.8       5.3       4.2       1.7      -2.1       1.4
-----------------------------------------------------------------------------------------------------------------------    ---------

-----------------------------------------------------------------------------------------------------------------------    ---------
Number of Consolidated                                                      530
Subsidiaries
-----------------------------------------------------------------------------------------------------------------------
No.of Affil. Accounted                                                       55
for Under the Equity Method
-----------------------------------------------------------------------------------------------------------------------    ---------


-------------------------------------------------   Cautionary Statement with Respect to Forward-Looking Statements
Analysis of Net Income for FY2009                   This report contains forward-looking statements that reflect Toyota's plans and
Third Quarter                       3Q   9 months   expectations. These forward-looking statements are not guarantees of future
                                  (2008/  (2008/    performance and involve known and unknown risks, uncertainties and other factors
(billions of yen, approximately)  10-12)   4-12)    that may cause Toyota's actual results, performance, achievements or financial
-------------------------------------------------   position to be materially different from any future results, performance,
Effects of Marketing Activities   -560.0   -650.0   achievements or financial position expressed or implied by these forward-looking
-------------------------------------------------   statements. These factors include: (i) changes in economic conditions and market
Cost Reduction Efforts               0.0    -40.0   demand affecting, and the competitive environment in, the automotive markets in
-------------------------------------------------   Japan, North America, Europe and other markets in which Toyota operates; (ii)
  From Engineering                 -20.0   -100.0   fluctuations in currency exchange rates, particularly with respect to the value
  -----------------------------------------------   of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the
  From Manufacturing and Logistics  20.0     60.0   Canadian dollar and the British pound; (iii) Toyota's ability to realize
-------------------------------------------------   production efficiencies and to implement capital expenditures at the levels and
Effects of Changes                                  times planned by management; (iv) changes in the laws, regulations and
in Exchange Rates                 -250.0   -550.0   government policies in the markets in which Toyota operates that affect Toyota's
-------------------------------------------------   automotive operations, particularly laws, regulations and government policies
Increases in Expenses, etc        -152.1   -412.2   relating to trade, environmental protection, vehicle emissions, vehicle fuel
-------------------------------------------------   economy and vehicle safety, as well as changes in laws, regulations and
    (Changes in Operating Income) -962.1 -1,652.2   government policies that affect Toyota's other operations, including the outcome
-------------------------------------------------   of future litigation and other legal proceedings; (v) political instability in
Non-operating Income                27.3     -8.4   the markets in which Toyota operates; (vi) Toyota's ability to timely develop
-------------------------------------------------   and achieve market acceptance of new products; and (vii) fuel shortages or
Equity in Earnings of                               interruptions in transportation systems, labor strikes, work stoppages or other
Affiliated Companies               -76.8    -77.8   interruptions to, or difficulties in, the employment of labor in the major
-------------------------------------------------   markets where Toyota purchases materials, components and supplies for the
Income Taxes, Minority Interest                     production of its products or where its products are produced, distributed or
in Consolidated Subsidiaries       388.3    666.2   sold.
-------------------------------------------------   A discussion of these and other factors which may affect Toyota's actual
    (Changes in Net Income)       -623.3 -1,072.2   results, performance, achievements or financial position is contained in
-------------------------------------------------   Toyota's annual report on Form 20-F, which is on file with the United States
                                                    Securities and Exchange Commission.